UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number 001-35884

KABUSHIKI KAISHA UBIC

(Exact name of registrant as specified in its charter)

UBIC, INC.

(Translation of registrant’s name into English)

Meisan Takahama Building

2-12-23, Kounan

Minato-ku, Tokyo 108-0075

Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F              ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

UBIC, INC.

FORM 6-K

EXPLANATORY NOTE

This Form 6-K contains a press release in which UBIC, Inc. announced that, in connection with the program covering the issuance of up to 4,000,000 common shares announced on August 28, 2014, payment for the first issuance of 1,000,000 common shares and related share warrants has been received from Deutsche Bank AG, London Branch.

UBIC, Inc. is furnishing under the cover of Form 6-K the following:

Exhibit 99.1

Press release, dated September 16, 2014, entitled “UBIC Announces Notice of Completion of Payment for Issuance of New Shares and 10th Share Warrants Through A Third-party Allocation (“STEP 2014 Model” Straight-equity Issue Program and Additional Issuance Options)”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBIC, INC.

	By:	/s/ MASAHIRO MORIMOTO
Masahiro Morimoto
Chief Executive Officer and Chairman of the Board

Date: September 16, 2014